UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® and National Grid Conduct Smart Power Grid Proof of Concept in the U.S. Dated September 10th, 2009	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® and National Grid Conduct Smart Power Grid Proof of Concept in the U.S.

Alvarion’s BreezeMAX® 3650 to backhaul smart meter concentration points and smart grid distribution automation devices

Mountain View, Calif., September 10, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced it will work with National Grid, the second-largest utility company in the U.S., to participate in a smart power grid (SPG) Proof of Concept with its BreezeMAX 3650 solution, as part of a technology test-bed for potential pilot projects in New York, Massachusetts and Rhode Island. The proof of concept will begin in September 2009, and will provide backhaul for SPG smart meters and distribution automation devices for residences and businesses using WiMAX technology.

SPGs incorporate advanced two-way communications and distributed computing capabilities for improved control, efficiency, reliability and safety. Through this smart grid pilot, National Grid and Alvarion could give selected customers across the Northeast an opportunity to experience the benefits of this application through reduced energy consumption, reduced carbon emission and ultimately, a lower utility bill. Alvarion will help enable National Grid achieve a clean and efficient energy network of the future, for the region.

Alvarion provides comprehensive broadband wireless connectivity solutions for SPGs, allowing connectivity for Distribution Automated (DA) devices and backhaul for smart meter collectors.

“WiMAX is becoming a vital part of next-generation SPG connectivity, as it provides a range of benefits aligned with power utilities’ business objectives and technical requirements,” said Greg Daily, president of Alvarion, Inc. “Our BreezeMAX solution enables advanced wireless broadband capabilities to meet specific utility requirements and delivers improved customer benefits.”

Alvarion’s BreezeMAX 3650 platform is highly reliable, secured and supports advanced 802.16e antenna technologies including MIMO, fourth order diversity, and MRRC to maximize capacity and coverage in non-line-of-site (NLOS) conditions. BreezeMAX 3650 has flexible deployment alternatives for SPG connectivity meeting the deployment needs for lowering capital and operating costs while providing the required performance.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

Alvarion® and all names, product and service names referenced herein are either registered trademarks, trademarks, tradenames or service marks of Alvarion Ltd. in certain jurisdictions.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.